ADDENDUM
(TO PROSPECTUS DATED DECEMBER 19, 2002 AND
PROSPECTUS SUPPLEMENT DATED MAY 20, 2003)
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[UBS LOGO]
                                  $300,000,000
                         UBS PREFERRED FUNDING TRUST IV
             FLOATING RATE NONCUMULATIVE TRUST PREFERRED SECURITIES
                     REPRESENTING A CORRESPONDING AMOUNT OF
            FLOATING RATE NONCUMULATIVE COMPANY PREFERRED SECURITIES
                                       OF
                      UBS PREFERRED FUNDING COMPANY LLC IV
                      GUARANTEED ON A SUBORDINATED BASIS BY
                                     UBS AG
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The following tax disclosure supplements, and to the extent inconsistent therewith, replaces the disclosure set forth under the heading "U.S. Tax Considerations" in the attached prospectus supplement and the attached prospectus:

         Under recently enacted legislation, dividends paid by a "qualified foreign corporation" to a non-corporate U.S. Holder prior to January 1, 2009 are generally subject to a preferential rate of tax for U.S. tax purposes if the beneficial recipient of the dividend satisfies certain minimum holding period requirements and the dividend is paid out of the current or accumulated earnings and profits of the foreign corporation (as determined for U.S. federal income tax purposes). Although the matter is not free from doubt, the subordinated notes held by UBS Preferred Funding Company should be treated as stock of UBS AG. Furthermore, UBS AG should currently be treated as a "qualified foreign corporation" for U.S. federal income tax purposes. As discussed under "U.S. Tax Considerations" in the attached prospectus supplement, a U.S. Holder will generally include in income its allocable share of the income recognized by UBS Preferred Funding Company. Accordingly, amounts included in income by a non-corporate U.S. Holder with respect to its trust preferred securities prior to January 1, 2009 should generally be subject to a preferential rate of tax for U.S. tax purposes as long as (a) UBS Preferred Funding Company holds no assets other than the subordinated notes, (b) the U.S. Holder satisfies certain minimum holding period requirements and (c) the payments on the subordinated notes are paid out of the current or accumulated earnings and profits of UBS AG. Special rules will apply in determining the foreign tax credit limitation with respect to dividends that are subject to tax at a preferential rate.

         The discussion in the preceding paragraph is a summary of current law and it is possible that the law could be changed in a manner that would adversely affect a holder of trust preferred securities. In particular, although UBS AG should currently be treated as a "qualified foreign corporation", it is possible that regulations will be issued under which UBS AG would not be treated as a "qualified foreign corporation" for all periods after the issuance of such regulations. Holders of trust preferred securities are urged to consult their tax advisors as to the application of the recently enacted legislation with respect to their particular circumstances.




                                   UBS Warburg


Addendum dated June 5, 2003